Exhibit 5.2

[Letterhead of Sullivan & Cromwell LLP]

May 6, 2020

DraftKings Inc.,

222 Berkeley Street, 5th Floor,

Boston, Massachusetts 02116.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of up to 3,333,332 warrants (the “Warrants”), each representing the right to purchase one share of Class A common stock, par value $0.0001 per share, of DraftKings Inc., a Nevada corporation (the “Company”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, assuming the Warrants have been duly authorized and validly issued, the Warrants constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 relating to the Warrants and to the reference to us under the heading “Legal Matters” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP